Correspondence

Amish Naturals, Inc.
6399 S.R. 83                                                                                   Phone: 330 674 0998
Holmesville, OH 44633                                                                Fax 330 674 3080

Ms. Suying Li
Division of Corporate Finance
Securities and Exchange Commission

Re. Amish Naturals, Inc.

Dear Ms. Li

The following addresses your comments on our Form 10-K for the year ended September 28, 2008.  Due to our financial situation, we are not able to file an amended document at this time.  The following comments address the changes that we will make when we are in a position to file.

Liquidity and Capital Resources, page 13

This section will be modifies as follows:

Liquidity and Capital Resources

At September 28, 2008, our total assets were $3,766,269, which included cash balances of $32,586. We invested $2,708,982 in property and equipment, which was placed in service on March 1, 2007. Our total liabilities were $10,290,033, which includes our convertible debt obligations that are in default. No demand has been made by the lender, and we do not have the ability to repay these debts if demand is made.

Our cash flow from operations is not currently sufficient to sustain our operations. We have reduced our staff to the bare minimum to continue operations and our employees have agreed to substantial salary reductions. Even though we continue to sell our products, the gross profit that we generate is not sufficient to pay our past due trade payables.  We currently rely on the forbearance of our trade creditors to allow us to continue to purchase raw materials for our products.

The holder of the convertible notes payable have all of our assets as collateral and have informed use that they will not subordinate their position.  Therefore we cannot obtain asset based financing.

We are actively seeking an investor/lender to take the position of the holder of our convertible notes payable and to provide us with the funds we require to continue our operations.  We have not as yet identified a replacement financing source, and if we are not able to do so, we will be forced to cease operations.  If that occurs, the holder of our convertible notes payable will have the ability to seize all of our assets.

Convertible Notes Payable in Default
2.	Footnote 5 will be amended to state that 822,819 common shares were issued upon conversion.
3.	a. An analysis of each of the notes is attached
b. Our evaluation of the provisions of SFAS 133 and SFAS 150 is attached
c. The embedded conversion features and warrants have no remedy related to our not having sufficient common shares authorized is limited to a default on the convertible notes.  As the notes are already classified as in default, there is no other obligation.  Further, the embedded conversion features and warrants provide that the holders of the notes and warrants may not hold more than 4.99% of our outstanding common shares at any time.  Therefore we have sufficient time to increase our authorized number of shares prior to our not being able to deliver shares upon exercise.
4.
We amortized the discount on the convertible notes over their expected lived.  Once the notes were in default and the holder of the notes stated that they would not waive the defaults and we did not have the ability to cure the defaults, our estimate of the effective lives of the notes changed, and therefore we expensed the remaining balance.

Controls and Procedures

5.	We will amend our Form10 K to reflect the following.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of September 28, 2008. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). The Company’s internal control system is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 28, 2008. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled Internal Control — Integrated Framework. As a result of its assessment, management identified a material weakness in the Company’s internal control over financial reporting. Based on the weakness identified as described below, management concluded that the Company’s internal control over financial reporting was not effective as of September 28, 2008.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that, there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of its assessment, management identified the following material weaknesses in internal control over financial reporting as of September 28, 2008:

• The Company lacked sufficient internal resources to adequately implement segregation of duties within the financial reporting system.
• While there were internal controls and procedures in place that relate to financial reporting and the prevention and detection of material misstatements, these controls did not meet the required documentation and effectiveness requirements under the Sarbanes-Oxley Act (“SOX”) and therefore, management could not certify that these controls were correctly implemented. As a result, it was management’s opinion that the lack of documentation did warrant a material weakness in the financial reporting process.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Remediation of Material Weakness

During fiscal 2009, the Company will implement the following remediation activities to materially improve, or are reasonably likely to improve, the Company’s internal control over financial reporting:

• Continue the refinement, expansion, and communication of Accounting Policies and Procedures, particular in areas involving complex or technical accounting, and
• Continue to utilize external consultants to assist in the implementation and design of policies and procedures to meet the required documentation and effectiveness requirements for internal controls over financial reporting under the Sarbanes-Oxley Act (“SOX”) and adequately address the lack of segregation of duties within the financial reporting process.
Even with these changes, due to the increasing number and complexity of pronouncements, emerging issues and releases, and reporting requirements and regulations, we expect there will continue to be some risk related to financial disclosures. We believe that such risks have been reasonably mitigated following our implementation of the Sarbanes-Oxley Act requirements in late 2007 and our remediation plans that will be implemented during fiscal 2009. However, the process of identifying risk areas and implementing financial disclosure controls and internal controls over financial reporting required under the Sarbanes-Oxley Act continues to be complex and subject to significant judgment and may result in the identification in the future of areas where we may need additional resources.

Additionally, due to the complexity and judgment involved in this process, we cannot guarantee we may not find or have pointed out to us either by internal or external resources, or by our auditors following the implementation of the external auditor requirement for their independent assessment of our controls, additional areas needing improvement or resulting in a future assessment that our controls are or have become ineffective as a result of overlooked or newly created significant deficiencies or unmitigated risks.

Changes in Internal Control Over Financial Reporting

During the year ended September 28, 2008 there were no changes in internal control that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Representations

As President and Chief Executive Officer of Amish Naturals, Inc., (the "Registrant") I hereby acknowledge the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ David C. Skinner, Sr.
      David C. Skinner, CEO

Amish Naturals, Inc. entered into two convertible debt obligations in which the Company  issued warrants to purchase shares of its common stock issued in connection with those notes.

The provisions of SFAS 133 and SFAS 150 were considered in determining the appropriated accounting treatment for the embedded conversion features of the notes and the warrants.

SFAS 133 states “6. A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts 3 or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.4
3 Sometimes other names are used. For example, the notional amount is called a face amount in some contracts.
4 The terms underlying, notional amount, payment provision, and settlement are intended to include the plural forms in the remainder of this Statement. Including both the singular and plural forms used in this paragraph is more accurate but much more awkward and impairs the readability.
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

. 11.    Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.
b. Contracts issued by the entity that are subject to FASB Statement No. 123 (revised 2004), Share-Based Payment. If any such contract ceases to be subject to Statement 123(R) in accordance with paragraph A231 [Missing Graphic Reference]of that Statement,5aa the terms of that contract shall then be analyzed to determine whether the contract is subject to this Statement.
5aa FASB Staff Position FAS 123(R)-1, "Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R) [Missing Graphic Reference]," defers the guidance in paragraph A231 of Statement 123(R) for employee awards under certain circumstances and provides additional guidance about when those awards cease to be subject to Statement 123(R). An award that ceases to be subject to Statement 123(R) in accordance with that FSP should be analyzed to determine whether it is subject to this Statement”

Neither the embedded conversion features or the warrants meet all three conditions required for these items to be considered derivatives.  Further, paragraph 11 of SFAS 133 states
. 11. Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.
Both the warrants and embedded conversion features are indexed to the Company’s own stock and are classified in stockholders equity.  We considered the effect of SFAS 133 and SFAS 150 in determining the classification of the warrants and embedded conversion features.

SFAS 133 states:
Embedded Derivative Instruments

12. Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6–9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:
a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A [Missing Graphic Reference]of this Statement.
b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.5b

5b For purposes of analyzing the application of paragraph 11(a) of this Statement to an embedded derivative instrument as though it were a separate instrument, paragraphs 9–12 [Missing Graphic Reference]of Statement 150 should be disregarded. Those embedded features are analyzed by applying other applicable guidance.
It does not appear that the embedded conversion features meet the above three conditions and therefore should not be treated as a derivative instrument.

SFAS 150 states:
This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

•
A financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

•
A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

•
A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

a. A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares
b. Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares
c. Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.
The requirements of this Statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

The provisions of the warrants do not provide for any of the items that would require classification as a liability and therefore the value ascribed to the warrants is recorded in shareholders equity.